UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Enter into a Material Definitive Agreement

On October 14, 2022, Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) entered into a securities purchase agreement (the “Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured convertible promissory note on October 14, 2022 in the original principal amount of $1,705,000 (the “Note”), convertible into ordinary shares, $0.001 par value per share, of the Company (the “Ordinary Shares”) with a purchase price of $1,550,000 after an original issue discount of $155,000.

The Note bears a simple interest at a rate of 6% per annum. All outstanding principal and accrued interest on the Note will become due and payable on January 14, 2024 (the “Maturity Date”), which is fifteen months after the purchase price of the Note is delivered by Investor to the Company. The Company may, at its election, prepay all or a portion of the Note at any time.

Under the Agreement, the Note has a conversion price (the “Conversion Price”) equal to eighty percent (80%) of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.70 per Ordinary Share or any reset lowest price as applicable (the “Floor Price”). If the daily VWAP is less than the initial Floor Price for more than 15 trading days during any 20 consecutive trading day period, then the initial Floor Price will be reduced to seventy-five percent (75%) of closing bid price of the same day. At any time from the Purchase Price Date until the Outstanding Balance (as defined in the Note) has been paid in full, the Investor may convert the Note at their option into our Ordinary Shares at the Conversion Price, provided that, in no event shall the Conversion Price be less than the Floor Price. We have the right, but not the obligation, to prepay (“Optional Prepayment”) a portion or all amounts outstanding under the Note prior to the Maturity Date at a cash price equal to 115% of the outstanding Principal balance to be prepaid and plus accrued and unpaid interest, and we provide the holder of the Note not less than ten (10) business days’ prior written notice of our desire to exercise an Optional Prepayment.

The Ordinary Shares issuable upon the conversion of the Note may be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-249056) filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2020 and declared effective on October 6, 2020 (the “Registration Statement”), as supplemented by the prospectus supplement dated October 14, 2022 related to this offering and filed with SEC the same day.

The foregoing descriptions of the Agreement and the Note are summaries of the material terms of such documents, do not purport to be complete and are qualified in their entirety by reference to the Agreement and the Note, forms of which are attached hereto as Exhibits 99.1 and 99.2.

This report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Form of Securities Purchase Agreement
99.2	Form of Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2022

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer